CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
UNAUDITED

For the three and six months ended June 30, 2018 and 2017

ASANKO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 and 2017
(In thousands of United States Dollars, except dollar per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2018	2017	2018	2017
	Note	$	$	$	$
			Note 2 (c)		Note 2 (c)
Revenue	5	66,823	60,191	131,253	129,722
Cost of sales:
Production costs	6	(30,469)	(28,302)	(58,819)	(62,498)
Depreciation and depletion	15	(16,929)	(14,424)	(30,293)	(31,157)
Royalties	6	(3,342)	(3,009)	(6,563)	(6,486)
Total cost of sales		(50,740)	(45,735)	(95,675)	(100,141)
Income from mine operations		16,083	14,456	35,578	29,581
Exploration and evaluation expenditures		(1,789)	(80)	(1,914)	(266)
General and administrative expenses	7	(3,246)	(3,388)	(5,556)	(6,188)
Income from operations		11,048	10,988	28,108	23,127
Loss due to reclassification of subsidiaries to held for sale	4	(144,554)	-	(144,554)	-
Finance income		187	143	333	293
Finance expense	8	(5,384)	(4,361)	(10,727)	(8,700)
Foreign exchange gain (loss)		69	(136)	115	(529)
Income (loss) before income taxes		(138,634)	6,634	(126,725)	14,191
Current income tax expense	9	(769)	-	(966)	-
Deferred income tax expense	9	(2,508)	(5,479)	(11,430)	(5,376)
Net income (loss) and comprehensive income (loss) for the period		(141,911)	1,155	(139,121)	8,815

Net income (loss) attributable to:
Common shareholders of the Company		(142,267)	638	(140,158)	8,313
Non-controlling interest	10	356	517	1,037	502
Net income (loss) for the period		(141,911)	1,155	(139,121)	8,815

Earnings (loss) per share attributable to common shareholders:
Basic		(0.63)	0.00	(0.65)	0.04
Diluted		(0.63)	0.00	(0.65)	0.04
Weighted average number of shares outstanding:
Basic	11	225,067,647	203,426,633	214,318,520	203,214,328
Diluted	11	225,067,647	206,221,215	214,318,520	208,283,172
Gold Fields transaction	1
Subsequent events	1, 23
Commitments and contingencies	19, 20

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors:
“Peter Breese”	“Marcel de Groot”
Director	Director

ASANKO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2018 AND DECEMBER 31, 2017
(In thousands of United States Dollars)

		June 30, 2018	December 31, 2017
	Note	$	$
Assets			Note 2(c)
Current assets
Cash and cash equivalents		18,756	49,330
Receivables		1,013	2,125
Inventories	12	-	33,887
Prepaid expenses and deposits		337	3,468
VAT receivable	13	5	5,070
		20,111	93,880
Assets classified as held for sale	4	538,932	-
		559,043	93,880
Non-current assets
Inventories	12	-	2,245
Reclamation deposit	14	-	1,837
Exploration and evaluation assets	15	-	13,085
Mineral properties, plant and equipment	15	88	597,738
		88	614,905
Total assets		559,131	708,785
Liabilities
Current liabilities
Accounts payable and accrued liabilities		5,793	47,916
Current portion of long-term debt	16	-	36,451
		5,793	84,367
Liabilities directly associated with assets classified as held for sale	4	241,761	-
		247,554	84,367
Non-current liabilities
Long-term debt	16	-	119,240
Long-term incentive plan liability	18(b)	101	-
Asset retirement provisions		-	30,790
Deferred income tax liability	9	-	41,781
		101	191,811
Total liabilities		247,655	276,178
Equity
Common shareholders' equity
Share capital	17	578,853	561,441
Equity reserves	18	48,904	48,326
Accumulated deficit		(318,058)	(177,900)
Total common shareholders' equity		309,699	431,867
Non-controlling interest	10	1,777	740
Total equity		311,476	432,607
Total liabilities and equity		559,131	708,785

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(In thousands of United States Dollars, except for number of common shares)

						Non-
		Number of	Share capital	Equity	Accumulated	controlling		Total equity
		shares		reserves	deficit	interest
	Note		$	$	$	$		$
					Note 2 (c)	Note 2	(c)
Balance as at December 31, 2016		201,829,207	556,256	46,613	(183,676)	203		419,396
Issuance of common shares for:
Exercise of share-based options	18(a)	1,620,750	5,185	(1,613)	-	-		3,572
Share-based payments	18(a)	-	-	2,305	-	-		2,305
Net income (loss) and comprehensive income (loss) for the period		-	-	-	8,313	502		8,815
Balance as at June 30, 2017		203,449,957	561,441	47,305	(175,363)	705		434,088

Balance as at December 31, 2017		203,449,957	561,441	48,326	(177,900)	740		432,607
Issuance of common shares for:
Private placement, net of share issuance costs	17(c)	22,354,657	17,412	-	-	-		17,412
Share-based payments	18(a)	-	-	578	-	-		578
Net income and comprehensive income for the period		-	-	-	(140,158)	1,037		(139,121)
Balance as at June 30, 2018		225,804,614	578,853	48,904	(318,058)	1,777		311,476

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(In thousands of United States Dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2018	2017	2018	2017
	Note	$	$	$	$
			Note 2(c)		Note 2(c)
Operating activities:
Net (loss) income for the period		(141,911)	1,155	(139,121)	8,815
Adjustments for:
Loss due to reclassification of subsidiaries to held for sale	4	144,554	-	144,554	-
Depreciation and depletion	15	16,941	14,433	30,316	31,179
Finance expense	8	5,384	4,361	10,727	8,700
Deferred income tax expense	9	2,508	5,479	11,430	5,376
Interest and other income		(187)	(143)	(333)	(293)
Share-based payments	18(a), 18(b)	507	821	970	1,880
Unrealized foreign exchange loss (gain)		823	575	609	(215)
Operating cash flow before working capital changes		28,619	26,681	59,152	55,442
Change in non-cash working capital	21	(15,250)	7,064	(26,697)	(7,315)
Cash provided by operating activities		13,369	33,745	32,455	48,127

Investing activities:
Expenditures on mineral properties, plant and equipment	15	(22,949)	(23,713)	(49,617)	(49,763)
Joint venture transaction costs paid	4	(131)	-	(131)	-
Interest received		155	105	289	181
Cash used in investing activities		(22,925)	(23,608)	(49,459)	(49,582)

Financing activities:
Shares issued for cash, net of share issuance costs	17(b)	17,412	495	17,412	3,572
Interest and associated withholding tax paid	16(a)	(3,759)	(4,155)	(7,161)	(7,020)
Cash provided by (used in) financing activities		13,653	(3,660)	10,251	(3,448)

Impact of foreign exchange on cash and cash equivalents		(222)	235	(137)	146

Change in cash and cash equivalents during the period		3,875	6,712	(6,890)	(4,757)
Cash and cash equivalents, beginning of period		38,565	48,206	49,330	59,675
Cash and cash equivalents, end of period		42,440	54,918	42,440	54,918
Less cash and cash equivalents held for sale, end of period		(23,684)	-	(23,684)	-
Cash and cash equivalents excluding held for sale, end of period		18,756	54,918	18,756	54,918

Supplemental cash flow information	21

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada, with its head office, principal address and registered and records office located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada. The Company’s principal project, the Asanko Gold Mine (“AGM”), which consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa, is being developed in three distinct phases. January 2016 saw Phase 1 of the AGM produce and pour its first gold and on April 1, 2016, the Company declared that Phase 1 of the AGM was in commercial production. A definitive feasibility study was released on June 5, 2017 in respect of Project 5M and Project 10M (formerly described as Phases 2A and 2B, respectively).

In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

Gold Fields Transaction

On March 29, 2018, the Company entered into certain definitive agreements (the “JV Transaction”) with a subsidiary of Gold Fields Limited (“Gold Fields”) pursuant to which, among other things:

•

the Company and Gold Fields will each own a 45% interest in Asanko Gold Ghana Limited (“AGGL”), the Asanko subsidiary that currently owns the AGM, with the Government of Ghana continuing to retain a 10% free-carried interest in AGGL (the “Joint Arrangement”);

•

the Company and Gold Fields will each own a 50% interest in Adansi Gold Company Ghana Limited (“Adansi Ghana”), the Asanko subsidiary that currently owns a number of the Company’s exploration licenses; and

•	the Company and Gold Fields will each acquire a 50% interest in a newly formed entity (“JV Finco”).

On June 20, 2018, the Company received approval of the JV Transaction from the Ghanaian Minister of Lands and Natural Resources and the JV Transaction closed on July 31, 2018.

In conjunction with closing of the JV Transaction, the Company contributed its intercompany loans receivable from AGGL and Adansi Ghana ($454.4 million) to JV Finco. Of the Company’s contribution, $204.9 million has been capitalized into redeemable preference shares in JV Finco, with the balance being converted to equity in JV Finco. Also subsequent to quarter end, the Company contributed another $5.0 million of cash as part of its equity investment in JV Finco, bringing its total equity investment in JV Finco to $254.5 million.

In consideration for its interests in the Joint Arrangement, Gold Fields:

•

contributed $165.0 million, representing its initial $164.9 million redeemable share investment in JV Finco, as well as its initial $0.1 million equity investments in AGGL, Adansi Ghana and JV Finco, respectively; and

•

will contribute an additional $20.0 million redeemable share investment to JV Finco based on an agreed Esaase development milestone, but in any event no later than December 31, 2019. Once this contribution is received by JV Finco, it is to be repaid immediately to the Company as a redemption of $20.0 million of the redeemable preference shares held by the Company.

Concurrent with the closing of the JV Transaction, AGGL used the consideration received from the JV Transaction to repay in full all outstanding principal and accrued interest ($163.7 million) owing to Red Kite (see note 16(a)). There were no early repayment penalties associated with the Red Kite debt. Red Kite’s current gold offtake agreement remains in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the offtake and pay the associated fee. In order to facilitate the closing of the JV Transaction, Red Kite agreed on June 22, 2018 to defer the first principal repayment of approximately $18.1 million, which was due on July 1, 2018, until August 1, 2018.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations (continued)

In addition to the $185.0 million consideration described above, Gold Fields purchased a 9.9% interest in the common shares of the Company via a private placement on April 4, 2018. Gold Fields purchased 22,354,657 common shares of the Company at $0.79 per common share, equal to the 5-day volume-weighted average price as of market close on March 27, 2018, for gross proceeds of $17.6 million (see note 17(c)).

In connection with the JV Transaction, the Company finalized the terms of the associated Joint Venture Agreement (the “JVA”) that will govern the management of the Joint Arrangement in July 2018. Under the terms of the JVA, the Company remains the manager and operator of the Joint Arrangement and will be paid an arm’s length fee for services rendered to the Joint Arrangement of $6.0 million per annum. A management committee will be formed, with equal representation from both Asanko and Gold Fields, to govern the operating and development activities of the Joint Arrangement. The JVA therefore establishes joint control of the Joint Arrangement and the Company no longer retains control of the AGM and associated properties (see note 4). As the Joint Arrangement is structured within the legal entities of AGGL and Adansi Ghana, the Joint Arrangement represents a joint venture as defined under IFRS 11 – Joint Arrangements, and the Company will commence equity accounting for its interest in the Joint Arrangement in Q3 2018, the period in which the JV Transaction was completed. The Company will therefore derecognize all the assets and liabilities of its Ghanaian subsidiaries, as well as the carrying amount of previously recognized non-controlling interests in Asanko Gold Ghana Limited, upon closing of the JV Transaction. The Company will recognize the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retains in the Joint Arrangement. The Company’s interest in AGGL and Adansi Ghana has been presented as assets held for sale as of June 30, 2018 and the Company has recognized a loss associated with the reclassification of AGGL and Adansi Ghana to assets and associated liabilities held for sale (see notes 4 and 23).

2.	Basis of presentation

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2017, except as disclosed in note 2(c).

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on July 31, 2018.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its controlled subsidiaries as at June 30, 2018. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

Certain prior period numbers have been reclassified in order to conform to current year presentation.

The consolidated financial statements include the accounts of the Company and the following subsidiaries as at June 30, 2018:

Subsidiary name	Jurisdiction	Ownership
Asanko Gold Ghana Limited	Ghana	90%
Adansi Gold Company (GH) Limited	Ghana	100%
Asanko Gold Exploration Ghana Limited	Ghana	100%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%
Shika Group Finance Limited	Isle of Man	100%

(c)	Accounting standards adopted during the period

The Company adopted the following new IFRS standards effective January 1, 2018. The nature and impact of each new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2018; however, they did not impact the Company’s condensed consolidated interim financial statements.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

The adoption of IFRS 15, applied retrospectively, did not have a significant impact on the recognition or measurement of the Company’s revenue from its customer. The Company is currently evaluating how IFRS 15 will impact the Company’s annual disclosures in light of the JV Transaction (note 1).

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In March 2017, the IASB provided an update, clarifying how IFRS 9 is to be applied to modifications of financial liabilities. During the second quarter of 2016, the Company had amended its a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) (see note 16). The amendment resulted in a deferral of the repayment of principal for a two-year period, with principal repayments having been agreed to commence on July 1, 2018. Under IAS 39, the amendment was considered to represent a modification of the previous DSFA. A deferral fee of $3.3 million was paid, deferred to the loan balance, and amortized along with previously deferred debt financing costs over the remaining life of the DSFA based on a revised effective interest rate of 10.9% .

Under the provisions of IFRS 9, the modification of the DFSA in Q2 2016 required the Company to retrospectively recalculate the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized in the consolidated Statement of Operations and Comprehensive Income as of Q2 2016. The gain or loss is calculated as the difference between the original contractual cash flows and the modified contractual cash flows discounted at the effective interest rate of the original financial liability as a result of the application of IFRS 9. The Company recognized a $3.2 million gain on modification of the DFSA as of Q2 2016.

The adoption of IFRS 9, applied retrospectively, had the following effect on the Statement of Financial Position as at January 1, 2017 and December 31, 2017 and on the Statement of Operations and Comprehensive Income (Loss) for the three and six months ended June 30, 2017.

As at January 1, 2017

	As reported at	Effect of adoption	As at
	December 31, 2016	of IFRS 9	January 1, 2017

Statement of Financial Position
Non-current portion of long-term debt	$154,503	$(2,971)	$151,532
Accumulated deficit	(186,444)	2,768	(183,676)
Non-controlling interest	-	203	203

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

As at December 31, 2017

	As reported at	Effect of adoption	As at
	December 31, 2017	of IFRS 9	December 31, 2017

Statement of Financial Position
Non-current portion of long-term debt	$121,877	$(2,637)	$119,240
Deficit	(180,367)	2,467	(177,900)
Non-controlling interest	570	170	740

Three months ended June 30, 2017

	As reported for		Post-IFRS 9
	three months ended	Effect of adoption	Three months ended
	June 30, 2017	of IFRS 9	June 30, 2017

Statement of Operations and Comprehensive Income (Loss)
Finance expense	$(4,307)	$(54)	$(4,361)

Net income attributable to:
Common shareholders of the Company	687	(49)	638
Non-controlling interest	522	(5)	517

Six months ended June 30, 2017

	As reported for		Post-IFRS 9
	six months ended	Effect of adoption	Six months ended
	June 30, 2017	of IFRS 9	June 30, 2017

Statement of Operations and Comprehensive Income (Loss)
Finance expense	$(8,494)	$(206)	$(8,700)

Net income attributable to:
Common shareholders of the Company	8,499	(186)	8,313
Non-controlling interest	522	(20)	502

Share-based payments

Amendments to IFRS 2 – Share-based Payments (“IFRS 2”) clarified guidance on how to measure the fair value of the liability incurred in a cash-settled share-based payment. Previously, IFRS 2 did not include guidance on this subject matter and, therefore, diversity in practice existed between measuring the liability using the same approach as for equity-settled awards and using full fair value.

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments (i.e. the modified grant date method). Therefore, in measuring the liability, market and non-vesting conditions are taken into account in measuring its fair value, and the number of awards to receive cash is adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions. The new requirements do not change the cumulative amount of expense that is ultimately recognized because the total consideration for a cash-settled share-based payment is still equal to the cash paid on settlement.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

These amendments were effective January 1, 2018, but had no impact on the Company’s historic consolidated financial statements as the Company granted cash-settled share-based payments for the first time on February 6, 2018 (note 18 (b)).

(d)	Accounting standards and amendments issued but not yet adopted

The following standards and interpretations have been issued but are not yet effective as of June 30, 2018.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard will have on its consolidated financial statements and expects to disclose preliminary presentation and measurement changes in its Q3 2018 interim financial statements.

3.	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in note 5 of the audited annual consolidated financial statements for the year ended December 31, 2017.

4.	Disposal group held for sale

On July 31, 2018, the Company completed the previously announced JV Transaction to sell 50% of Asanko’s 90% interest in the AGM and associated properties (notes 1 and 23). Having received approval from the Ghanaian Minister of Lands and Natural Resources, the JV Transaction was considered to be highly probable as at June 30, 2018, and the Company concluded that its Ghanaian assets and associated liabilities met the criteria for classification as held for sale in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The Company applies judgment to determine whether a disposal group is available for immediate sale in its present condition and whether its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the disposal group, an active program to locate a buyer and complete the plan has been initiated, the disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

4.	Disposal group held for sale (continued)

The carrying amount of the net assets of AGGL and Adansi Ghana have been re-measured to fair value less cost of disposal based on the estimated fair value of the Company’s preference shares in JV Finco (see note 1) and retained equity interests in the Ghanaian subsidiaries. As at June 30, 2018, the carrying value of the disposal group was $429.8 million and the fair value less cost of disposal was $295.4 million, resulting in a post-tax loss being recognized in the Statement of Operations and Comprehensive Income (Loss). Also included in the estimated loss associated with the classification of subsidiaries as held for sale are transaction costs of $4.1 million and accelerated accretion on long-term debt (see note 16) of $6.0 million for both the three and six months ended June 30, 2018.

The loss has been allocated to the following assets and liabilities of the disposal group:

June 30, 2018
$
Mineral properties, plant and equipment	(187,640)
Deferred income tax liability	53,211
(134,429)
Accelerated accretion on long-term debt (note 16)	(6,049)
Transactions costs directly related to JV Transaction	(4,076)
Loss due to reclassification of subsidiaries to held for sale	(144,554)

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

4.	Disposal group held for sale (continued)

As at June 30, 2018, the Ghanaian subsidiaries comprised assets of $538.9 million less liabilities of $241.8 million and non-controlling interest of $1.8 million, detailed as follows:

	Note	$
Assets
Cash and cash equivalents		23,684
Receivables		768
Inventories	12	66,885
Prepaid expenses and deposits		2,960
VAT receivable	13	7,476
Reclamation deposit	14	1,851
Exploration and evaluation assets	15	13,085
Mineral properties, plant and equipment	15	422,223
Total assets classified as held for sale		538,932
Liabilties
Accounts payable and accrued liabilities		46,712
Long-term debt	16	163,738
Long-term incentive plan liability	18(b)	94
Asset retirement provisions		31,217
Deferred income tax liability	9	-
Total liabilities directly associated with assets classified as held for sale		241,761

Net assets classified as held for sale		297,171

Non-controlling interest to be derecognized upon closing		(1,777)

Net assets less non-controlling interest		295,394

5.	Revenue

The Company sold 51,785 and 100,684 ounces of gold to Red Kite during the three and six months ended June 30, 2018, respectively, in accordance with an Offtake Agreement (note 16(b)) (three and six months ended June 30, 2017 – 48,462 and 106,274 ounces, respectively).

Included in revenue is $0.2 million and $0.4 million relating to by-product silver sales for the three and six months ended June 30, 2018, respectively (three and six months ended June 30, 2017 - $0.2 million and $0.4 million, respectively).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

6.	Production costs by nature

The following is a summary of production costs incurred during the three and six months ended June 30, 2018 and 2017.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Raw materials and consumables	11,967	10,582	26,793	24,412
Salary and employee benefits	5,258	4,348	10,787	9,890
Contractors (net of deferred stripping costs (note 15(b))	21,664	13,727	35,605	23,989
Change in stockpile, gold-in-process and gold dore inventories	(9,995)	(1,197)	(17,555)	704
Insurance, government fees, permits and other	1,449	462	2,832	2,602
Share-based payments	126	380	357	901
Total production costs	30,469	28,302	58,819	62,498

The Company is party to an operating lease for mining services performed at the AGM by a contractor. The lease term is until December 31, 2020 and there are no specific renewal terms attached to the lease.

All of the Company’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The Company’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement.

7.	General and administrative expenses

The following is a summary of general and administrative expenses incurred during the three and six months ended June 30, 2018 and 2017.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Wages, benefits and consulting	1,967	2,018	3,156	3,118
Office, rent and administration	174	193	382	534
Professional and legal	326	365	775	761
Share-based payments	369	437	583	981
Travel, marketing, investor relations and regulatory	398	364	635	769
Other	12	11	25	25
Total	3,246	3,388	5,556	6,188

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

8.	Finance expense

The following is a summary of finance expenses incurred during the three and six months ended June 30, 2018 and 2017. The adoption of IFRS 9 on January 1, 2018 impacted the comparative period disclosures in the table below – refer to note 2(c).

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Interest charges on Red Kite loan and associated withholding taxes (Note 16(a))	(5,170)	(4,202)	(10,298)	(8,377)
Accretion charges on asset retirement provisions	(214)	(159)	(429)	(323)
Total	(5,384)	(4,361)	(10,727)	(8,700)

9.	Income tax

Income taxes are assessed based on annual results and, accordingly, determining the tax expense for an interim period involves estimating the likely effective tax rate for the year. Income tax expense cannot be exactly calculated until the end of the financial year when all allowances and taxable items are known. Consequently, calculating income taxes on the basis of the results of an interim period, in isolation, could result in recognizing a tax expense that is inconsistent with the manner in which tax is ultimately borne by the Company. Therefore, the calculation of the effective tax rate has been based on an estimate of the tax expense for the current fiscal year expressed as a percentage of the expected accounting profit or loss. This percentage is then applied to net income (loss) for the current interim period, and the resulting tax expense is recognized rateably over the year as a whole.

The deferred tax expense of $2.5 million and $11.4 million recognized for the three and six months ended June 30, 2018, respectively arose due to timing differences with respect to tax and accounting depreciation on the Company’s mineral properties, plant and equipment (three and six months ended June 30, 2017 – $5.5 million and $5.4 million, respectively).

During the three and six months ended June 30, 2018, the Company also recognized a $53.2 million deferred tax recovery resulting from the remeasurement of the Company’s Ghanaian subsidiaries to fair value less cost of disposal (see note 4). The deferred tax recovery is presented in the loss on reclassification of subsidiaries to held for sale in the Statement of Operations and Comprehensive Income (Loss).

10.	Non-controlling interest

$
Note 2(c)
Balance, December 31, 2016	203
Net earnings attributable to non-controlling interest	537
Balance, December 31, 2017	740
Net earnings attributable to non-controlling interest	1,037
Balance, June 30, 2018	1,777

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

10.	Non-controlling interest (continued)

The AGM is wholly-owned by Asanko Ghana. The Government of Ghana holds a 10% free-carried interest in Asanko Ghana; this is considered to be a non-controlling interest in Asanko Ghana. At June 30, 2018, Asanko Ghana has an income surplus in the pool from which dividends can be paid. In accordance with the Company’s accounting policy for non-controlling interests, the Company allocated $0.4 million and $1.0 million of Asanko Ghana’s net earnings to the non-controlling interest for the three and six months ended June 30, 2018, respectively (three and six months ended June 30, 2017 – $0.5 million and $0.5 million of net earnings, respectively).

11.	Earnings (loss) per share attributable to common shareholders

For the three and six months ended June 30, 2018, the calculation of basic and diluted earnings per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Earnings ($)
Net income (loss) attributable to common shareholders	(142,267)	638	(140,158)	8,313

Number of shares
Weighted average number of ordinary shares - basic	225,067,647	203,426,633	214,318,250	203,214,328
Effect of dilutive share options and warrants	-	2,794,582	-	5,068,844
Weighted average number of ordinary shares - diluted	225,067,647	206,221,215	214,318,250	208,283,172

For the three and six months ended June 30, 2018, the effect of dilutive securities was anti-dilutive given the Company reported a net loss during the periods.

Excluded from the calculation of diluted weighted average shares outstanding for the three and six months ended June 30, 2017 were nil and 27,055 share-based options, respectively, and 4,000,000 share purchase warrants, that were determined to be anti-dilutive.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

12.	Inventories

	June 30, 2018	December 31, 2017
	$	$
Gold dore on hand	5,112	4,070
Gold-in-process	2,963	1,131
Ore stockpiles	43,537	17,244
Materials and spare parts	15,273	13,687
Total inventories	66,885	36,132

Less non-current inventories:
Ore stockpiles	-	(2,245)
	66,885	33,887
Less: Classified as part of disposal group held for sale (note 4)	(66,885)	-
Total current inventories	-	33,887

13.	VAT receivable

The Company recognizes VAT receivable on the purchase of goods and services in Ghana equal to the total of all VAT returns filed with the GRA less associated refunds.

As of June 30, 2018, VAT receivable of $7.5 million has been recognized (December 31, 2017 - $5.1 million). The balance as at June 30, 2018 was classified as part of the disposal group held for sale (note 4).

14.	Reclamation deposit

The Company is required to provide security to the Environmental Protection Agency of Ghana (“EPA”) for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. The initial security totaled $8.5 million and comprised a Reclamation Deposit in the amount of $1.7 million and a bank guarantee of $6.8 million. The Reclamation Deposit accrues interest and is carried at $1.9 million at June 30, 2018 (December 31, 2017 - $1.8 million).

The Company deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the Company and the EPA. The Reclamation Deposit matures annually, but the Company is required to reinstate the deposit until receiving a final reclamation completion certificate from the EPA. The Company is expected to be released from this requirement 45 days following the third anniversary of the date that the Company receives a final completion certificate.

The balance of the reclamation deposit of $1.9 million as at June 30, 2018 was classified as part of the disposal group held for sale (note 4).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

15.	Mineral properties, plant and equipment

	Mineral interests
	Depletable	Non- depletable	Exploration and evaluation assets	Plant, buildings and equipment	Assets under construction	Corporate assets	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2016	146,145	89,089	12,757	340,962	7,341	723	597,017
Additions	73,486	6,244	328	7,032	39,274	23	126,387
Changes in rehabilitiation provision	4,970	(204)	-	-	-	-	4,766
Reclassification of VAT recoverable	2,629	-	-	-	-	-	2,629
Transfers	17,127	(16,592)	-	18,677	(19,212)	-	-
As at December 31, 2017	244,357	78,537	13,085	366,671	27,403	746	730,799
Additions	43,882	10	-	1,868	8,381	-	54,141
Changes in rehabilitation provision	556	(558)	-	-	-	-	(2)
Transfers	11,069	(5,959)	-	20,949	(26,059)	-	-
	299,864	72,030	13,085	389,488	9,725	746	784,938
Less: Disposal group held for sale (note 4)	(299,864)	(72,030)	(13,085)	(389,488)	(9,725)	(346)	(784,538)
As at June 30, 2018	-	-	-	-	-	400	400

Accumulated depreciation and depletion
As at December 31, 2016	(23,405)	-	-	(31,793)	-	(575)	(55,773)
Depreciation and depletion	(42,354)	-	-	(21,808)	-	(41)	(64,203)
As at December 31, 2017	(65,759)	-	-	(53,601)	-	(616)	(119,976)
Depreciation and depletion	(26,994)	-	-	(14,919)	-	(13)	(41,926)
Re-measurement to fair value less cost of disposal (note 4)	(62,387)	(21,697)	(3,942)	(96,685)	(2,929)	-	(187,640)
	(155,140)	(21,697)	(3,942)	(165,205)	(2,929)	(629)	(349,542)
Less: Disposal group held for sale (note 4)	155,140	21,697	3,942	165,205	2,929	317	349,230
As at June 30, 2018	-	-	-	-	-	(312)	(312)

Net book value
At December 31, 2017	178,598	78,537	13,085	313,070	27,403	130	610,823
As at June 30, 2018	-	-	-	-	-	88	88

For the three and six months ended June 30, 2018, $5.5 million and $11.6 million of depreciation and depletion was allocated to the cost of inventories.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

15.	Mineral properties, plant and equipment (continued)

(a)	Mineral interests and plant, buildings and equipment

Depletable mineral interests consist of the pits currently being mined by the Company, while non-depletable mineral interests consist of the pits not currently being mined by the Company. Other property, plant and equipment costs related to the construction of non-operating pits of the AGM and the overland conveyor and upgrades to the processing plant are classified as Assets under construction until such time the assets are available for and put into use, at which time the assets will be classified as Plant, buildings and equipment and depreciated in accordance with the Company’s accounting policy for the respective asset class.

(b)	Deferred stripping

During the three and six months ended June 30, 2018, the Company deferred a total of $17.8 million and $43.9 million of stripping costs, respectively, to depletable mineral interests (three and six months ended June 30, 2017 - $11.0 million and $23.2 million, respectively). Depletion expense of $5.3 million and $7.8 million for the three and six months ended June 30, 2018, respectively, was charged on deferred stripping assets during the periods and was recorded in cost of sales (three and six months ended June 30, 2017 - $2.4 million and $6.2 million, respectively).

(c)	Asset acquisitions

During the third quarter of 2017, the Company completed the acquisition of the Miradani Gold Project (the "Miradani Project"), which is located adjacent to the AGM. Covering an area of approximately 15km2 , the Miradani Project is on an existing mining lease (valid until May 2025) which may enable potential mineral resources to be accelerated to production. The northern boundary of the concession is located approximately 5.5km south of the AGM’s processing plant. The purchase price was paid for in cash and recognized on the balance sheet within exploration and evaluation assets. Future production from the Miradani Project is subject to a 5% royalty payable to the Government of Ghana.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

16.	Long-term debt

(a)	Long-term debt

	June 30, 2018	December 31, 2017
	$	$
		Note 2(c)
Gross proceeds	150,000	150,000
Accrued interest	13,894	13,894
Loan obligation	163,894	163,894

Deferred financing costs	(16,475)	(16,475)
Interest and withholding taxes paid	(39,786)	(33,197)
Loan accretion	59,335	44,699
Gain on loan modification	(3,230)	(3,230)
	163,738	155,691
Less: Classified as part of disposal group held for sale (note 4)	(163,738)	-
Total debt	-	155,691

Current portion of debt	-	36,451
Non-current portion of debt	-	119,240

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which was fully drawn for a total of $150.0 million plus $13.9 million in unpaid interest that was accrued up to May 2016 (when the loan was modified; see below). The debt was carried at amortized cost and was recorded net of unamortized financing fees of $16.5 million. Interest on the DSFA was calculated on a quarterly basis at a rate of LIBOR +6%, subject to a 1% minimum LIBOR rate which creates an interest rate floor. Interest was paid in advance at the beginning of each quarter. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. The DSFA was fully secured by shares of the Company’s Ghanaian subsidiaries.

During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly instalments, with the last repayment on July 1, 2020. The Company continues to pay quarterly interest in advance on the loan facility during the principal deferral period. There were no other changes to the existing debt facility terms. In accordance with IFRS 9, the Company retrospectively recalculated the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized upon adoption of IFRS 9 as of January 1, 2017 (see note 2(c)). A deferral fee of 2% of the loan principal, being $3.3 million, was paid in the second quarter of 2016 commensurate with signing the amendment. The deferral fee was deferred to the loan balance and was being amortized with previously deferred debt financing costs over the remaining life of the DSFA.

Prior to April 1, 2016, all interest and accretion costs were capitalized to assets under construction. Commensurate with the declaration of commercial production, all interest and accretion costs are now charged to the consolidated Statement of Operations and Comprehensive Income (Loss).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

16.	Long-term debt (continued)

During the three and six months ended June 30, 2018, $5.2 million and $10.3 million of finance expense, respectively, was recorded at a weighted-average effective interest rate of approximately 13.2% (three and six months ended June 30, 2017 - $4.2 million and $8.4 million, respectively, at a weighted-average effective interest rate of approximately 10.5%) . Additionally, during the three and six months ended June 30, 2018, the Company paid $3.4 million and $6.6 million in interest to Red Kite, and $0.3 million and $0.5 million in withholding taxes to the GRA in respect of the Red Kite loan, respectively (three and six months ended June 30, 2017 - $3.0 million and $5.8 million in interest to Red Kite and $nil and $1.2 million in withholding taxes to the GRA, respectively).

The first four principal repayments on the DSFA of $18.1 million each were due in July 2018, October 2018, January 2019 and April 2020, respectively. Accordingly, these principal repayments had been classified as a current liability as at June 30, 2018. However, on June 22, 2018, the Company obtained from Red Kite a one-month deferral on the first principal repayment due on July 1, 2018 to August 1, 2018. The deferral of the first principal repayment was obtained by the Company to facilitate the closing of the JV Transaction (see note 1). Concurrent with the closing of the JV Transaction, the Company settled the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.7 million (notes 4 and 23). The Company adjusted the expected life of its long-term debt due to the expected closing of the JV Transaction (note 1) and recognized accelerated accretion for the three and six months ended June 30, 2018 of $6.0 million (note 4), bringing the carrying value of the debt to its maturity value for which it was settled.

The balance of the Red Kite debt as at June 30, 2018 was classified as part of the disposal group held for sale (note 4).

(b)	Offtake agreement

In addition to the DSFA, the Company entered into an Offtake Agreement with Red Kite with the following details:

-	Sale of 100% of the future gold production up to a maximum of 2.2 million ounces to Red Kite;
-	Red Kite to pay for 100% of the value of the gold ten business days after shipment;
-	A provisional payment of 90% of the estimated value will be made one business day after delivery;
-	The gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine; and
-

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the DSFA as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

As of June 30, 2018, 463,423 ounces have been delivered to Red Kite under the offtake agreement (June 30, 2017 – 262,934 ounces).

The Offtake Agreement will not be affected by the JV Transaction (note 1) and will remain in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the offtake and pay the associated fee.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Share capital

(a)	Authorized:

-	Unlimited common shares without par value or restrictions; and
-	Unlimited preferred shares without par value or restrictions.

(b)	Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2016	201,829,207	556,256
Issued pursuant to exercise of share-based options (note 17(a))	1,620,750	5,185
Balance, December 31, 2017	203,449,957	561,441
Issued pursuant to private placement, net of share issuance cost (note 17(c))	22,354,657	17,412
Balance, June 30, 2018	225,804,614	578,853

(c)	Private Placement

On April 4, 2018, in connection with the JV Transaction, Gold Fields acquired a 9.9% interest in the Company through a private placement. Under the private placement, the Company issued 22,354,657 common shares of Asanko at a price of approximately $0.79 (C$1.01) per share for gross proceeds of $17.6 million. Concurrent with the completion of the private placement, the Company entered into an investor rights agreement with Gold Fields which provides certain rights to Gold Fields to participate in future Asanko share issuances in order to maintain its 9.9% shareholding for a period of up to five years (see note 1).

18.	Equity reserves

(a)	Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 9% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. On May 22, 2017, the Company amended its share-based option plan. All options granted prior to this date vest 25% on the date of grant and 12.5% every three months thereafter for a total vesting period of 18 months. Any options granted subsequent to May 22, 2017 vest 33% every twelve months following the grant date for a total vesting period of three years.

On February 6, 2018, the Company granted 2,590,000 stock options with an exercise price of C$1.07 per option. Additionally, on June 8, 2018, the Company granted 72,000 stock options to an employee of the Company with an exercise price of C$1.51 per option.

During the three and six months ended June 30, 2018, the Company recognized share-based payments expense of $0.3 million and $0.6 million of which $15 and $32 was capitalized to mineral properties, respectively (three and six months ended June 30, 2017 - $1.0 million share-based payment expense of which $0.2 million was capitalized to mineral properties; $2.3 million share-based payment expense of which $0.2 million was capitalized to mineral properties, respectively).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

18.	Equity reserves (continued)

The following table is a reconciliation of the movement in share-based options during the period:

		Weighted average
	Number of Options	exercise price
		C$
Balance, December 31, 2016	14,591,750	2.54
Granted	3,374,000	3.64
Exercised	(1,620,750)	2.75
Cancelled/Expired	(3,766,375)	3.53
Balance, December 31, 2017	12,578,625	2.52
Granted	2,662,000	1.08
Cancelled/Expired	(440,000)	2.80
Balance, June 30, 2018	14,800,625	2.25

The fair value of the share-based options granted is determined using the Black Scholes pricing model.

For all grants during the three months ended June 30, 2018, the expected life, dividend yield and forfeiture rate were 3.69 years, nil and 2.46%, respectively. For all grants during the six months ended June 30, 2018, the expected life, dividend yield and forfeiture rate were 3.61 years, nil and 2.56%, respectively.

For all grants during the three months ended June 30, 2017, the weighted average expected life, dividend yield and forfeiture rate were 3.46 years, nil and 0.79%, respectively. For all grants during the six months ended June 30, 2017, the weighted average expected life, dividend yield and forfeiture rate were 3.43 years, nil and 0.83%, respectively.

Other conditions and assumptions were as follows:

		Weighted	Weighted	Weighted	Weighted average
	Number of	average exercise	average risk-free	average	Black-Scholes
	options	price	interest rate	volatility	value assigned
Period		C$			C$
Year ended December 31, 2017	3,374,000	3.64	1.55%	64.95%	1.42
Three months ended June 30, 2018	72,000	1.51	2.66%	71.70%	0.77
Three months ended June 30, 2017	85,000	3.31	1.52%	64.72%	1.11
Six months ended June 30, 2018	2,662,000	1.08	2.36%	68.84%	0.51
Six months ended June 30, 2017	2,969,000	3.96	1.54%	64.73%	1.16

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

18.	Equity reserves (continued)

The following table summarizes the share-based options outstanding and exercisable as at June 30, 2018:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price
			C$			C$
C$1.00-C$2.00	5,207,000	3.67	1.46	2,185,000	2.45	1.97
C$2.01-C$3.00	6,871,625	1.09	2.16	6,864,125	1.09	2.16
C$3.01-C$4.00	2,552,000	3.67	3.97	2,242,375	3.67	3.97
C$4.01-C$5.00	170,000	3.07	4.38	170,000	3.07	4.38
	14,800,625	2.47	2.25	11,461,500	1.88	2.51

On July 31, 2018, the Company granted an additional 27,802 share-based options (note 23).

(b)	Restricted Share Units (“RSU”)

The Company has an approved Restricted and Performance Share Unit Cash Plan (the “Plan”). Under the Plan, the Company may grant share units from time to time to its directors, officers and employees. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive a cash payment equal to the fair market value of a common share at the vesting date. The Board shall, at its sole discretion, determine any and all vesting conditions of granted RSUs.

On February 6, 2018, the Company issued 2,305,830 RSUs to directors, officers and employees of the Company. These RSUs vest in three equal tranches over a service period of three years. On June 8, 2018, the Company issued 35,780 RSUs to an employee of the Company which also vest in three equal tranches over a service period of three years.

The RSUs granted are cash-settled awards and, therefore, represent a financial liability which is required to be marked-to-market at each reporting period-end with changes in fair value recognized in the Statement of Operations and Comprehensive Income (Loss). As at June 30, 2018, the Company recognized a financial liability for cash-settled RSUs of $0.4 million (December 31, 2017 - $nil) and a corresponding share-based compensation expense for the three and six months ended June 30, 2018 of $0.2 million and $0.4 million, respectively. Of these amounts, $5 and $14 was capitalized to mineral properties, plant and equipment, respectively (three and six months ended June 30, 2017 - $nil and $nil). For all RSUs granted during the three and six months ended June 30, 2018, the estimated forfeiture rate was 2.56% .

The financial liability associated with the cash-settled awards is recorded in accounts payable and accrued liabilities, for amounts expected to be settled within one year, and a separate non-current liability for amounts to be settled in excess of one year. The balance of the RSU liability as at June 30, 2018 associated with officers and employees of the Company’s Ghanaian subsidiaries was classified as part of the disposal group held for sale (note 4).

On July 31, 2018, the Company granted an additional 39,700 RSUs (note 23).

(c)	Warrants

On December 21, 2015, the Company issued 4,000,000 share purchase warrants to Red Kite in conjunction with the drawdown of the final $20.0 million of the loan facility (note 16(a)). The warrants have an exercise price of $1.83 and expire three years from the date of issuance. All of these warrants remain outstanding as of June 30, 2018.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

19.	Commitments and contractual obligations

As at June 30, 2018, the Company had contractual obligations totaling $299.9 million, including long-term debt (December 31, 2017 - $297.1 million, including long-term debt). As previously disclosed in note 16(a), upon closing of the JV Transaction on July 31, 2018, the Company settled the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.8 million.

In addition, the Company is a party to certain construction and engineering contracts relating to the operation of the AGM.

The following table illustrates the Company’s contractual obligations as they fall due, including liabilities classified as part of the disposal group (see note 4), as at June 30, 2018:

				At June 30,	At December 31,
	Within 1 year	1 - 5 years	Over 5 years	2018	2017
Long-term debt and related interest and withholding tax payments	163,738	-	-	163,738	186,270
Accounts payable and accrued liabilities	52,504	-	-	52,504	47,916
Asset retirement provisions (undiscounted)	-	1,765	46,195	47,960	45,526
Long-term incentive plan (cash-settled awards)	243	195	-	438	-
Mine operating/construction and other service contracts and open purchase orders	12,357	5,531	-	17,888	17,431
Total	228,842	7,491	46,195	282,528	297,143

20.	Contingencies

Except as set forth below, there are no material legal proceedings to which the Company is a party or, to the best of the Company's knowledge, which any of the Company's property is or was subject to.

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defense on November 12, 2012. Godbri subsequently amended its claim in January 2013 and again in March 2013, after which both the Company and Adansi Ghana filed further defenses. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without merit. Godbri has taken no further steps in the suit since June 2013. The Company has not reserved any amount of expense or liability in connection with the claim.

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

21.	Supplemental cash flow information

The following table discloses non-cash transactions impacting the statement of cash flows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Change in asset retirement provisions included in mineral properties, plant and equipment	1,245	25	(2)	409
Change in accounts payable related to mineral properties, plant and equipment	302	3,339	4,465	2,208
Reclassification to (from) mineral properties, plant and equipment from (to) VAT receivable	-	2	-	773
Share-based compensation included in mineral properties, plant and equipment	29	181	46	425

Changes in non-cash working capital consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Receivables	(198)	10,771	453	(59)
VAT receivable	919	6,975	(2,242)	2,998
Prepaid expenses	(715)	(1,651)	181	(64)
Inventories	(10,683)	(3,408)	(19,141)	(4,734)
Accounts payable and accrued liabilities	(4,573)	(5,623)	(5,948)	(5,456)
Total	(15,250)	7,064	(26,697)	(7,315)

22.	Segmented information

Geographic Information

The Company has two reportable operating segments determined by geographical location. Ghana is the Company’s only segment with mining operations at present; Canada acts as a head office function. All revenues were derived from the mining and sale of precious metals to Red Kite under an offtake agreement (note 16(b)).

Geographic allocation of total assets and liabilities

June 30, 2018	Canada	Ghana	Total
	$	$	$
Total assets	20,199	538,932	559,131
Total liabilities	5,894	241,761	247,655

December 31, 2017	Canada	Ghana	Total
	$	$	$
Total assets	27,729	681,056	708,785
Total liabilities	1,704	274,474	276,178

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

22.	Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income

For the three months ended:

June 30, 2018
	Canada	Ghana	Total
	$	$	$
Revenue	-	66,823	66,823
Net loss before tax	(2,511)	(136,123)	(138,634)
Current income tax expense	(769)	-	(769)
Deferred income tax expense	-	(2,508)	(2,508)
Net income loss after tax	(3,280)	(138,631)	(141,911)

June 30, 2017
	Canada	Ghana	Total
	$	$	$
Revenue	-	60,191	60,191
Net income (loss) before tax	(2,444)	9,078	6,634
Current income tax expense	-	-	-
Deferred income tax expense	-	(5,479)	(5,479)
Net income (loss) after tax	(2,444)	3,599	1,155

For the six months ended:

June 30, 2018
	Canada	Ghana	Total
	$	$	$
Revenue	-	131,253	131,253
Net loss before tax	(5,253)	(121,472)	(126,725)
Current income tax expense	(947)	(19)	(966)
Deferred income tax expense	-	(11,430)	(11,430)
Net loss after tax	(6,200)	(132,921)	(139,121)

June 30, 2017
	Canada	Ghana	Total
	$	$	$
Revenue	-	129,722	129,722
Net income (loss) before tax	(4,944)	19,135	14,191
Current income tax expense	-	-	-
Deferred income tax expense	-	(5,376)	(5,376)
Net income (loss) after tax	(4,944)	13,759	8,815

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

23.	Subsequent events

a)	On July 31, 2018, the Company closed the JV Transaction with Gold Fields (notes 1 and 4) and concurrently repaid the outstanding long-term-debt balance of $163.7 million (note 16).

b)	On July 31, 2018, the Company granted 27,802 share-based options and 39,700 RSUs (note 18).